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www.VStocktransfer.com

CONFIDENTIAL

June 9, 2021

To: All Canadian Securities Regulatory Authorities

RE: Electrameccanica Vehicles Corp.

Dear Sir or Madam:

This letter is to advise the following, regarding the upcoming meeting of security holders of Electrameccanica Vehicles Corp.:

Meeting Type:Annual General Meeting

Meeting date:August 16, 2021

Record date for Notice of Meeting:July 6, 2021

Record date for Voting (if applicable):July 6, 2021

Beneficial Ownership Determination Date:July 6, 2021

Voting Cut-off date:August 14, 2021

Meeting location (if available):Vancouver, BC

Issuer sending proxy related materials directly to NOBO:No

Issuer paying for delivery to OBO:No

Notice and Access (NAA) Requirements:

NAA for Beneficial HoldersYes

NAA for Registered HoldersYes

Voting Security Details:

Class/SeriesCUSIPISIN

Common284849205CA2848492054

Best Regards,

“Leah Santos”

Leah Santos

Proxy Coordinator

Transfer Agent for Electrameccanica Vehicles Corp.